Exhibit 21.1

SUBSIDIARIES OF QUMU CORPORATION AS OF DECEMBER 31, 2020

Name	Jurisdiction of Incorporation	Percent Owned
Qumu, Inc.	California	100.0%
Qumu UK Holdings, Ltd.	United Kingdom	100.0%
Qumu UK Limited	United Kingdom	100.0%	(1)
Qumu Middle East FZ-LLC	Dubai	100.0%	(1)
Qumu Ltd.	United Kingdom	100.0%	(1)
Qumu Japan Co., Ltd.	Japan	100.0%
Qumu (Singapore) Pte. Ltd	Singapore	100.0%
(1)100% owned by Qumu UK Holdings, Ltd.